Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-236211

FRANCHISE GROUP, INC.
Shares of 7.50% Series A Cumulative Perpetual Preferred Stock

(Liquidation Amount of $25.00 Per Share)

Final Term Sheet

Issuer:	Franchise Group, Inc.
Securities:	7.50% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)
Number of Shares:	2,976,191 Shares of Series A Preferred Stock
Option to Purchase Additional Shares:	Up to 446,428 Shares of Series A Preferred Stock
Trade Date:	January 12, 2021
Settlement Date:	January 15, 2021
NASDAQ Listing:	“FRGAP”
Size:	$75,000,013.20
Option:	Up to $11,249,985.60
Maturity Date:	Perpetual (unless redeemed by us on or after September 18, 2025 or in connection with a Change of Control or Delisting Event). Notwithstanding the foregoing, we have elected not to redeem the Series A Preferred Stock prior to January 15, 2026 (except in the case of a redemption following the occurrence of a Delisting Event or a Change of Control).
Rating:	The Series A Preferred Stock will not be rated.
Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors, at the rate of 7.50% of the $25.00 liquidation preference per year, equivalent to $1.875.
Dividend Payment Dates:	Dividends will be payable quarterly in arrears, on or about the 15th day of January, April, July and October, beginning on or about April 15, 2021; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be January 15, 2021. The first dividend is scheduled to be paid on or about April 15, 2021 in the amount of $0.46875 per share.
Price to the Public:	$25.20 per share
Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25.00. Upon liquidation, holders of Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.
Optional Redemption:	The Series A Preferred Stock is not redeemable by us prior to the fifth anniversary of the issue date. After the fifth anniversary of the issue date, we may redeem the Series A Preferred Stock, in whole or from time to time in part, for cash at a redemption price equivalent to $25.00 per share, plus accumulated and unpaid dividends to, but not including, the redemption date. Notwithstanding the foregoing, for at least five years after the date of the issuance of the Series A Preferred Stock offered hereby, we have elected not to redeem the Series A Preferred Stock (except in the case of a redemption following the occurrence of a Delisting Event or a Change of Control).
Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a Change of Control or Delisting Event, in whole or in part, for $25.00 per share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “Change of Control” and a “Delisting Event” will be set forth in the documents governing the Series A Preferred Stock.
Special Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a Change of Control or Delisting Event, in the event the Company does not exercise the Redemption Right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of common shares at a predetermined ratio.
DRD/QDI Eligible:	Yes
Minimum Denomination / Multiples:	$25.00/$25.00
CUSIP/ISIN:	35180X 204 / US35180X2045
Book-Running Managers:	B. Riley Securities, Inc., Incapital LLC, D.A. Davidson & Co., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., National Securities Corporation and William Blair & Company, L.L.C.
Co-Managers:	Aegis Capital Corp, Boenning & Scattergood, Inc. and Huntington Securities, Inc.
Conflict of Interest:	B. Riley Securities, Inc. has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, and this offering will be conducted in compliance with Rule 5121. This rule requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement, the prospectus supplement and the accompanying base prospectus and exercise the usual standards of due diligence with respect thereto. Incapital LLC has assumed the responsibilities of acting as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. In addition, the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of business. Affiliates of B. Riley Securities, Inc. participate in our credit facilities. As a result, such affiliates may receive a portion of the net proceeds of this offering through the repayment of any borrowings under such facilities if we decide to pay down such indebtedness.

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Alternative Settlement Cycle

It is expected that delivery of the Series A Preferred Stock will be made against payment therefor on or about January 15, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock prior to the second business day before delivery of the Series A Preferred Stock will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated June 22, 2020) and a preliminary prospectus supplement dated January 11, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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